Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Midas, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-44625, 333-44797, 333-58363, 333-42196, 333-74094, 333-89226, 333-105458, 333-101559 and 333-128503) on Form S-8 of Midas Inc. of our reports dated March 16, 2006, with respect to the consolidated balance sheets of Midas, Inc. as of the end of fiscal years 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the fiscal years 2005, 2004 and 2003, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the annual report on Form 10-K of Midas, Inc. for the fiscal year ended December 31, 2005.

/s/    KPMG LLP

Chicago, IL

March 16, 2006